As filed with the Securities and Exchange Commission on February 2, 2007

Registration No. 333-140078

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BEIJING MED-PHARM CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5122 (Primary Standard Industrial Classification Code No.)	20-0434726 (I.R.S. Employer Identification No.)

600 W. Germantown Pike, Suite 400

Plymouth Meeting,

Pennsylvania 19462

(610) 940-1675

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David Gao

President and Chief Executive Officer

Beijing Med-Pharm Corporation

600 W. Germantown Pike, Suite 400

Plymouth Meeting,

Pennsylvania 19462 (610) 940-1675

(Name, Address, Including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Joanne R. Soslow, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	February 2, 2007
Subject to Completion

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

4,449,917 Shares of Common Stock

BEIJING MED-PHARM CORPORATION

This prospectus relates to offers and resales of up to 4,449,917 shares of our common stock, par value $0.001 per share, including 1,116,611 shares issuable upon the exercise of warrants. We will not receive any of the proceeds from the disposition of these shares by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of these shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

Since August 10, 2006, our common stock has been traded on the NASDAQ Capital Market under the trading symbol “BJGP.” From February 22, 2006 to August 9, 2006, our common stock was quoted on the Over-the-Counter Bulletin Board under the trading symbol “BJGP.OB.” Prior to that, our common stock was quoted on the Pink Sheets under the symbol “BJGP.PK.” On February 1, 2007, the last reported sale price of our common stock on NASDAQ was $9.20 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                , 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are not making an offer to sell securities in any state where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

In this prospectus, unless the context specifically indicates otherwise:

•	“the Company,” “we,” “us” and “our” refer to Beijing Med-Pharm Corporation and its subsidiaries;
•	“BMPC” refers to Beijing Med-Pharm Corporation;
•	“BMP China” refers to Beijing Med-Pharm Market Calculating Co. Ltd.;
•	“China,” “PRC,” and variations of these terms refer to The People’s Republic of China;
•	“Wanwei” refers to Beijing Wanwei Pharmaceutical Co., Ltd.;
•

translations of Chinese Renminbi, or RMB, into United States dollars are denominated using the closing exchange rates in effect as of the balance sheet date for the fiscal quarter to which the translated RMB amount relates, except as otherwise stated; and

•

the Beijing Med-Pharm Corporation logo is a registered stylized trademark of Beijing Med-Pharm Corporation. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus and information incorporated by reference in the prospectus, including the “Risk Factors” section, before making a decision to invest in our common stock.

Overview

Beijing Med-Pharm Corporation, a Delaware Corporation, is a pharmaceutical marketing and distribution company based in China. Our corporate headquarters are in suburban Philadelphia and our Chinese operations are based in Beijing. Our services, which we offer through Beijing Med-Pharm Market Calculating Co, Ltd., or BMP China, and Beijing Wanwei Pharmaceutical Co., Ltd., or Wanwei, which we acquired on December 6, 2005, to foreign and domestic pharmaceutical manufacturers in China, focus primarily on marketing and promotional services and distribution. These services include:

•	pre-market entry analysis;
•	clinical trial management;
•	product registration;
•	market research;
•	pharmaceutical marketing to physicians, hospitals and other healthcare providers; and
•	pharmaceutical distribution.

Through Wanwei, we have distribution relationships with over 40 distributors located throughout China and access to most major hospitals in Beijing. Wanwei distributes over 900 products to more than 300 customers. These distribution services include the distribution of:

•	western medicines;
•	traditional Chinese medicines;
•	bio-chemical medicines; and
•	medical applications.

On August 31, 2005, we entered into a non-binding letter of intent with Orient International Holding Shanghai Rongheng International Trading Co., Ltd. or Orient International, and Shanghai CAS Shenglongda Biotech (Group) Co., Ltd., or Shanghai CAS, to purchase a majority interest in Shanghai Rongheng Pharmaceutical Company Limited, or Rongheng. Orient International and Shanghai CAS currently own approximately 90% of the equity interests in Rongheng. Rongheng is a pharmaceutical distribution enterprise with operations in Shanghai, China, a municipality of more than 17 million permanent residents. Rongheng was established in 1999 and distributes to over 250 hospitals in Shanghai, including all of the Class A hospitals in Shanghai.

Under Chinese law, a proposed sale of state-owned assets, such as the proposed sale of the equity interests of Rongheng, must be posted on a regional property exchange, in this case the Shanghai United Assets and Equity Exchange, or the Shanghai Exchange, whereupon the assets are sold to the highest qualified bidder.

On May 11, 2006, we entered into an agreement with Shanghai CAS and Orient International. Under the terms of the agreement, the parties agreed that, if we are the winning bidder following the posting of the proposed sale on the Shanghai Exchange, the parties will enter into definitive transactional documents regarding the proposed acquisition promptly thereafter. On December 14, 2006, the proposed sale of Rongheng was posted on the Shanghai Exchange. On January 16, 2007, we were notified that we are the winning bidder of the proposed sale. The parties expect to execute definitive documents and the transaction will be submitted to the Chinese government for approval.

Back to Contents

Our Opportunity

We believe that a significant opportunity exists to obtain an increased market share in the Chinese pharmaceutical marketing and distribution markets by offering a distribution chain solution that combines our market development services with market fulfillment services. We believe that our acquisition of Wanwei was an important step in the implementation of this solution.

We believe that our acquisition of Wanwei will enable us to differentiate ourselves from many of our competitors in China’s highly fragmented pharmaceutical distribution market by combining the marketing services that we offer with the distribution of pharmaceutical products to hospitals and other authorized healthcare providers. Our opportunity to establish a strong presence in China’s pharmaceutical distribution market is largely due to the highly fragmented nature of this market. China’s pharmaceutical distribution market is in an early developmental stage. The distribution infrastructure in China is fragmented and undercapitalized. According to the Certification Committee for Drugs, or CCD, of China’s State Food and Drug Administration, or SFDA, China’s pharmaceutical market had approximately 7,800 distributors in August 2004, many of which we believe were small and unprofitable. This number is considerably lower than the approximately 16,000 distributors we believe existed in China’s pharmaceutical market in 2002. In addition, the Chinese government passed legislation that required pharmaceutical wholesale and retail enterprises to obtain Good Supply Practices, or GSP, certification. We believe that the pharmaceutical distribution permit and GSP certificate that we acquired as a result of our acquisition of Wanwei provides us with a strategic advantage over many of our competitors in China’s pharmaceutical distribution market.

Our Strategy and Solution

Our strategy is to become a premier complete solutions provider for foreign and domestic pharmaceutical manufacturers in China. The key elements of our strategy and solution include the following:

•	combine our market development sources with market fulfillment services;
•	use our marketing arm to create demand for products that we offer exclusively through our distribution arm on a national basis in China;
•	grow both internally and through strategic acquisitions of product marketing and distribution rights and of other distributors; and
•

provide an experienced management team and transparent financial reporting through the reports that we are required to file as a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our Product Portfolio

We provide clinical and/or market development services with respect to the following products:

•

Propess. Propess vaginal insert, or Propess, is a vaginal insert used to ripen the cervix in preparation for childbirth when labor is induced. The manufacturer of Propess is Cytokine PharmaSciences, Inc., or Cytokine. We entered into an agreement with Cytokine in August 2005 to market and distribute Propess. We began marketing Propess and recorded revenues with respect to this product during the first six months of 2006.

•	Fem 7. Fem 7 is a hormone replacement therapy. The manufacturer of Fem 7 is Merck Pharmaceuticals Ltd. We began providing marketing and promotional services for Fem 7 in February 2004.
•

Anpo. Anpo, or ritodrine hydrochloride, is a muscle relaxant available in both injectable and oral forms, and is used for managing pre-term labor. In July 2006, we entered into an agreement with Taiwan Biotech Co. Ltd. to serve as the exclusive distributor of Anpo in mainland China.

•

Misopess. Misopess vaginal Insert, or Misopess, is a vaginal insert under investigation in several countries for cervical ripening and induction of labor. The manufacturer of Misopess is Cytokine. We entered into an agreement with Cytokine in November 2006 to conduct late-stage clinical development, registration, sales, marketing and distribution in China. Under terms of the agreement, we will initiate a Chinese registration trial of Misopess, with the expectation that, once Mispoess receives US FDA approval, data from this single trial will permit a regulatory application with the SFDA in late 2008 or 2009.

•

Fentora. Fentora, or fentanyl buccal tablet, received US FDA approval in September 2006 for the management of breakthrough pain in patients with cancer. The manufacturer of Fentora is Cephalon, Inc, or Cephalon. We entered into a service agreement with Cephalon in December 2006 under which we will complete the clinical development and registration process for Fentora in China.

There are numerous risks to our business plan and obstacles that we will face in implementing it. We have highlighted these risks under “Risk Factors.” In particular, we have a history of operating losses and anticipate that we will continue to incur significant operating losses. As of September 30, 2006, our accumulated deficit since our inception was approximately $13.9 million. During the 12 months ended December 31, 2005, we incurred net losses of approximately $5.7 million. During the nine months ended September 30, 2006, we incurred net losses of approximately $4.7 million. We may be unable to effectively implement our business strategy of becoming a provider of both market development and market fulfillment services. Even if we are successful in becoming a provider of these services, we may never generate sufficient sales revenue to achieve and then maintain profitability. We expect to incur operating losses for the foreseeable future.

Back to Contents

Recent Developments

On December 20, 2006, we completed a private placement of an aggregate of 3,333,306 shares of our common stock and warrants exercisable for an aggregate of 666,611 shares of common stock. We sold 150 investment units in the private placement at a per unit purchase price equal to $100,000. These sales were made pursuant to subscription agreements that we entered into with certain institutional and individual accredited investors, effective as of December 20, 2006. Philadelphia Brokerage Corporation acted as placement agent in the private placement and received warrants to purchase 450,000 shares of Common Stock as part of its placement agent fee. This registration statement on Form S-3 is filed to register the shares of common stock and warrants issued in the private placement pursuant to provisions in the subscription agreements.

On January 27, 2007, Alliance BMP Limited entered into a Joint Venture Contract (the “GPC JV Contract”) with Guangzhou Pharmaceutical Limited Company (“GP Limited”), a Contract for the Transfer of Capital Contribution of Guangzhou Pharmaceuticals Corporation (the “GPC Capital Contribution Transfer Contract”) with several shareholders of Guangzhou Pharmaceuticals Corporation (“GPC”), a Chinese limited liability company, and a Contract for the Increase of Registered Capital of Guangzhou Pharmaceuticals Corporation with GP Limited (the “GPC Capital Increase Contract”).

Alliance BMP Limited is a joint venture between the Company and Alliance Unichem Group Limited (“AB”). On January 18, 2007, the Company, AB and Alliance BMP Limited entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) that sets forth the terms and purpose of the joint venture. Alliance BMP Limited is a newly-formed United Kingdom-based investment vehicle. The primary purpose of Alliance BMP Limited is to acquire a 50% interest in GPC and to manage its investment in GPC. The Company and AB have agreed to do or cause to be done all reasonable acts necessary or desirable to consummate the joint venture with GPC.

These agreements provide that all shareholders of GPC, other than GP Limited, will transfer to Alliance BMP an aggregate of 9.91% of GPC’s total registered capital, representing the entire holdings of these shareholders. Immediately thereafter, GPC will increase its registered capital by approximately 100% and Alliance BMP Limited will purchase the entire increase at a purchase price of approximately $69 million. GPC will then be converted from a wholly-Chinese owned limited liability company to a Sino-foreign equity joint venture limited liability company (“reorganized GPC”), and each of GP Limited and Alliance BMP Limited will own a 50% interest in GPC. The completion of these transactions is subject to approval by the Chinese authorities and certain other conditions, and is expected to occur in the second half of 2007.

It is expected that reorganized GPC will have eight directors. Each of GP Limited and Alliance BMP Limited will have the right to appoint four directors. Alliance BMP Limited is also entitled to designate (i) the Chairman of the Board of Directors and (ii) the General Manager of reorganized GPC, and GP Limited will have the right to designate (i) Deputy Chairman of the Board of Directors and (ii) the Financial Director of reorganized GPC. It is expected that David Gao will initially serve as the Chairman of reorganized GPC.

Under the Shareholders’ Agreement, subject to government approval of the GPC Agreement and certain other conditions, the Company will obtain 99,998 shares of ordinary shares of Alliance BMP Limited for a total purchase price of $[13.8] million, and AB will obtain 399,992 shares of ordinary shares of Alliance BMP Limited for a total purchase price of $[55.2] million, such that the Company will have 20% interest and AB will have 80% interest in Alliance BMP Limited. The Company is in the process of reviewing its alternatives to fund Alliance BMP Limited.

Alliance BMP Limited is jointly managed by the Company and AB. Until the parties agree otherwise, the Board of Directors of Alliance BMP Limited will have no more than four directors within two years of closing of the GPC Agreements and thereafter for so long as the Company is the holder of not less than 10% of the total issued shares of Alliance BMP Limited. During such time the Company will have the right to appoint and remove one director. AB will have right to appoint and remove three directors provided that it holds between 50% and 90% of the total issued shares of Alliance BMP Limited. The initial directors of Alliance BMP Limited are David Gao (Chief Executive Officer and a director of the Company) as the Company’s designated director, and Marco Pagni, Stephen Roberts and Roger Phillips as the AB designated directors.

In addition, under the Shareholders’ Agreement, for so long as David Gao remains an employee of the Company and for the period in which the Company is entitled to appoint directors as described above, the Company will cause David Gao to provide services from time to time to Alliance BMP Limited as its Board of Directors may reasonably request. The provisions of such services will be at no charge to Alliance BMP Limited. If the Company ceases to invest in Alliance BMP Limited, the Company will continue to cause David Gao to provide such services to Alliance BMP Limited for twelve months thereafter. If David Gao ceases to be involved with the Company in any capacity, the Company has agreed not to prevent David Gao’s continuing involvement with Alliance BMP Limited.

Our Corporate Information

We were incorporated in the State of Delaware in November 2003 as a wholly-owned subsidiary of Just Great Coffee, Inc., a New Jersey corporation, to develop and finance the growth of a Chinese pharmaceutical marketing and promotion company. In January 2004, Just Great Coffee, Inc. merged with and into us and we were the surviving corporation. BMP China was incorporated in China in May 1994. In December 2001, Abacus Investments Ltd., or Abacus, acquired a 100% equity interest in BMP China. In February 2004, we acquired all of the equity interests of BMP China from Abacus in exchange for our issuance to Abacus of 7,807,509 shares of our common stock, which represented approximately 90% of our common stock at the time of the exchange. As a result of this exchange, BMP China became our wholly-owned subsidiary. In December 2005, we completed our acquisition of Wanwei.

Our principal executive offices are located at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, Pennsylvania 19462. Our telephone number is (610) 940-1675. Our website address is www.beijingmedpharm.com. The information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus.

Back to Contents

RISK FACTORS

Investing in our common stock involves significant risks. In addition to all of the other information contained or incorporated by reference in this prospectus, you should carefully consider the risks and uncertainties described below, which constitute what we believe are the material risks associated with an investment in our common stock, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, our financial condition or our results of operations which in turn could adversely affect the market price of our common stock.

Risks Relating to Our Business

We have a history of operating losses and anticipate that we will continue to incur losses for the foreseeable future.

We are an early stage company with a limited operating history. Since our inception, we have incurred significant operating losses. As of September 30, 2006, we had an accumulated deficit of approximately $13.9 million. We expect to continue to incur significant and increasing operating expenses and capital expenditures, including operating expenses relating to attracting and retaining a larger employee workforce and capital expenditures associated with integrating the Wanwei business into our existing operations. In the next 24 months, our capital requirements are likely to increase, particularly as we pursue internal growth, add personnel, fund inventory purchases and support increased levels of accounts receivables prior to receiving collections from our customers and expend additional funds to maintain our status as a reporting company under the Exchange Act and to periodically update the information in the registration statement of which this prospectus forms a part. Our future capital requirements will depend on many factors, such as the risk factors described in this section, including our ability to maintain our existing cost structure and return on sales and to execute our business and strategic plans as currently conceived.

As a result, we will need to generate significant revenues to achieve profitability. Even if we achieve profitability, we may be unable to maintain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, the market value of our common stock may decline.

We may be unable to acquire, or may be delayed in acquiring, Rongheng.

On August 31, 2005, we entered into a non-binding letter of intent with Orient International and Shanghai CAS to purchase a majority interest in Rongheng. The parties are in the process of preparing definitive documents relating to the proposed acquisition. Under Chinese law, a proposed sale of state-owned assets, such as the proposed sale of Rongheng, must be posted on a regional property exchange, whereupon the assets are sold to the highest qualified bidder. On May 11, 2006, we entered into an agreement with Shanghai CAS and Orient International. Under the terms of the agreement, the parties agreed that, if we are the winning bidder following the posting of the proposed sale on the Shanghai Exchange, the parties will enter into definitive transactional documents regarding the proposed acquisition promptly thereafter.

On December 14, 2006, the proposed sale of Rongheng was posted on the Shanghai Exchange. On January 16, 2007, we were notified that we are the winning bidder of the proposed sale. The parties expect to execute definitive documents and the transaction will be submitted to the Chinese government for approval. There can be no assurance that we will not encounter delays in entering into, or be able to enter into, definitive agreements regarding our proposed acquisition of Rongheng. Even if we enter into definitive agreements, the completion of the proposed acquisition of Rongheng would likely be subject to closing conditions that would be outside of our control, such as review and approval by the relevant examination and approval authorities in China. As a result, we can provide no assurance that our proposed acquisition of Rongheng will be completed. In addition, our proposed acquisition of Rongheng involves industries to which foreign investment has had limited access, and clear guidance on foreign investment in the pharmaceutical distribution business does not exist. As a result, we cannot predict how the examination and approval authorities would exercise their discretion in examining this proposed acquisition. Our inability to acquire, or delays in acquiring, Rongheng also would impact adversely our ability to execute our business strategy and, consequently, the marketability and market price of our common stock.

We may be unable to complete the joint venture transaction contemplated by the Shareholders’ Agreement, the GPC JV Contract and the related agreements.

In January 2007, we entered into the Shareholders’ Agreement with AB to form Alliance BMP Limited, of which we will own 20% interest and AB will 80% interest and Alliance BMP Limited executed the GPC JV Contract and related agreements with GP Limited to form reorganized GPC joint venture. Under these agreements, if the transaction is completed, Alliance BMP Limited and GPC Limited will each own 50% interest in reorganized GPC. The consummation of the joint venture transaction contemplated by these agreements is conditioned upon, among other things, approvals by the Chinese authorities and the lack of adverse regulatory actions that will materially prohibit, restrict, or delay the completion of the joint venture transaction. There can be no assurance that we will obtain approvals from the Chinese authorities, that there will be no materially adverse regulatory actions or that we will be able to complete the joint venture transaction as contemplated by the agreements. Our inability to complete the joint venture transaction may impact adversely our ability to execute our business strategy and, consequently, the marketability and market price of our common stock.

We may be unsuccessful in our strategy of expanding our product portfolio, acquiring complementary businesses or integrating acquired businesses .

Our business strategy includes expanding our business capabilities through both internal growth and the acquisition of complementary businesses and licensing pharmaceutical products for marketing and distribution in China. We may be unable to find additional complementary businesses to acquire or we may be unable to enter into additional agreements to market and distribute pharmaceutical products.

Future acquisitions or joint ventures, including our potential transactions with Rongheng and AB, may result in substantial per share financial dilution of our common stock from the issuance of equity securities. Completion of future acquisitions also would expose us to potential risks, including risks associated with:

•	the assimilation of new operations, technologies and personnel;
•	unforeseen or hidden liabilities;
•	the diversion of resources from our existing businesses;

Back to Contents

•	the inability to generate sufficient revenue to offset the costs and expenses of acquisitions; and
•	the potential loss of, or harm to relationships with, employees, customers and suppliers as a result of the integration of new businesses.

We may continue to experience delays in product introduction and marketing or interruptions in supply.

We have experienced, and are continuing to experience, longer than expected periods of product introduction and delays in marketing certain products in our product portfolio. For example, supply interruptions from the manufacturer of Fem 7 had a significant negative impact on our revenues from sales of Fem 7 during 2004 through March 2005. These interruptions were caused by a delay in production relating to China-specific product packaging. In April 2005, the distributor of Fem 7 received supplies of Fem 7 from the manufacturer and we have begun to provide them to our customers. Our revenues are dependent on the ability of the manufacturers and distributors with which we associate to supply and distribute product to our customers.

If these and other delays continue to occur, or if these manufacturers and distributors are unable to supply and distribute product to our customers in a timely manner, our operating results and financial condition will suffer. In addition, our contracts with pharmaceutical owners and manufacturers relating to some of the products in our product portfolio have a limited duration and have minimum sales requirements that, if not met, could lead to termination or non-renewal of the contract, or the ability of the manufacturer to render the contract non-exclusive, which could harm our revenues.

We may be unable to compete successfully against new and existing competitors.

We operate in a highly competitive market with few barriers to entry. We expect that competition will continue to intensify. As we expand our operations in the pharmaceutical distribution business, we will encounter competition from other companies in the distribution business, and we may face future competition from new foreign and domestic competitors entering the pharmaceutical promotion and distribution market in China. Some of our competitors are more established than we are, and have significantly greater financial, technical, marketing, and other resources than we do. Many of our competitors, including China National Pharmaceutical Group Corporation, Shanghai Pharmaceutical Group Company Ltd., Guangzhou Pharmaceutical Company Ltd., Shanghai Leiyunshang Company Ltd. and Anhui Huayuan Pharmaceutical Company Ltd., have greater name recognition and a larger customer base than we do. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional and distribution activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. Competition could reduce our market share or force us to lower our prices to unprofitable levels.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers and business partners.

We believe that establishing, maintaining and enhancing our brand in a cost-effective manner is critical to achieving widespread acceptance of our current and future services and is an important element in our effort to increase our customer base and obtain new business partners. We believe that the importance of brand recognition will increase as competition in our market develops. Some of our potential competitors already have well-established brands in the pharmaceutical promotion and distribution industry. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and our ability to provide reliable and useful services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition would be materially adversely affected.

Our operating results may fluctuate as a result of factors beyond our control.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

•	the costs of pharmaceutical products and development;
•	the relative speed and success with which we can obtain and maintain customers, merchants and vendors for our services and manufacturers and suppliers of products to market to our customers;
•	capital expenditures for equipment;
•	marketing and promotional activities and other costs;
•	changes in our pricing policies, suppliers and competitors;
•	the ability of our suppliers to provide products in a timely manner to our customers;
•	changes in operating expenses;
•	increased competition in our markets; and
•	other general economic and seasonal factors.

Back to Contents

We may be unable to obtain additional capital when necessary and on terms that are acceptable to us.

We anticipate that our December 31, 2006 cash and cash equivalents in unrestricted cash and cash equivalents will be sufficient to fund our current level of operations for at least the next twelve months. Our future capital requirements will depend on many factors, including our ability to maintain our existing cost structure and return on sales and execute our business and strategic plans as currently conceived. We expect that we will need significant additional cash resources to operate and expand our business in the future and we may attempt to raise additional funds through public or private equity financing or from other sources. The sale of additional equity securities could result in additional dilution to our stockholders. Additional indebtedness would result in additional debt service obligations and could result in operating and financing covenants that would restrict our operations. In addition, financing may not be available in amounts or on terms acceptable to us, if at all. If we are not able to raise additional capital through fund raising activities we could be forced to curtail some of the currently anticipated expenditures in the above mentioned areas. Should we be forced to do this it could have an impact on our anticipated future growth.

We may be unsuccessful in attracting or retaining key sales, marketing and other personnel.

The success of our business is dependent on our ability to attract and retain highly skilled managers and sales and marketing personnel. BMP China’s and Wanwei’s sales personnel carry out critical promotional and sales activities of BMP China and Wanwei. There is intense competition for qualified sales and marketing personnel, and we may be unable to attract, assimilate or retain additional qualified sales and marketing personnel on a timely basis. Our inability to retain key personnel or the failure to attract additional qualified personnel could harm our development and results of operations. In addition, as we plan to expand in China, we will need to attract additional qualified managerial staff and other personnel. We may have difficulty in hiring and retaining a sufficient number of qualified personnel to work in China. This may impede the development of our distribution business and the expansion of our business in China.

We may be unable to manage our growth effectively.

Our business strategy is based on the assumption that we will acquire additional distribution channels in the future and that the number of our customers and the extent of our operations will grow. Our ability to compete effectively and to manage our future growth, if any, requires us to:

•

continue to improve our financial and management controls and reporting systems and procedures to support the proposed expansion of our business operations as a result of our acquisition of Wanwei and the acquisition of any additional distribution channels in the future; and

•	locate or hire, at reasonable compensation rates, qualified personnel and other employees necessary to expand our capacity in order to accommodate the proposed expansion of our business operations.

If we are unable to accomplish any of these objectives, we will be unsuccessful in effectively managing our growth, which could harm our business, operating results, and financial condition.

We only offer products and services related to pharmaceuticals and, if demand for these products and services decreases, or if competition increases, we will have no other ways to generate revenue.

Our future results depend on continued market acceptance of pharmaceutical products and services in China and our ability to continue to adapt to the changing needs of our customers. Any reduction in demand or increase in competition in the market for pharmaceutical products and services could have a material adverse effect on our business, operating results and financial condition.

Our business strategy to use our marketing arm to create demand for products that we will offer exclusively through a distribution arm may fail.

Our business strategy depends in large part on our ability to establish exclusive distribution and marketing relationships with pharmaceutical and medical device manufacturers and to leverage our marketing arm to create demand for products that we will distribute exclusively through a distribution arm. A number of factors could hinder the success of this strategy, including, among other things, our failure to:

•	obtain a sufficient number of effective distribution channels, whether through internal growth or strategic acquisition;
•	create sufficient demand for products that we will distribute exclusively; and
•	enter into and maintain exclusive distribution and marketing relationships with pharmaceutical manufacturers on profitable terms.

If we are unable to implement this strategy effectively, our business, operating results and financial condition could suffer.

Because we only recently became subject to the reporting requirements of the Exchange Act, we have limited experience in complying with public company obligations. Attempting to comply with these requirements will increase our costs and require additional management resources and we still may fail to comply.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting and must separately report on the effectiveness of our control over financial reporting. Under the current SEC regulations, we expect that this requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2007. Our ability to maintain effective internal control over financial reporting may be limited by, among other things, differences between generally accepted accounting principles in China and generally accepted accounting principles in the United States and difficulties in implementing proper segregation of duties due to the lack of available qualified accounting personnel in the China marketplace. If we are unable to conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2007 and future year ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Back to Contents

We are a small company with limited resources. While we plan to expand our staff to respond to Exchange Act reporting requirements, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Furthermore, we will have to improve internal controls as they relate to the matters described in the next risk factor. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve and that our operations are primarily in China, where the regulatory environment is different from that of the United States, we may be unable to comply with applicable deadlines.

If we are unable to satisfy the regulatory requirements relating to internal controls, or if our internal controls over financial reporting are not effective, our stock price could decline.

The existence of any significant deficiencies in our internal control over financial reporting could, and the existence of material weaknesses in our internal control over financial reporting would, preclude management from concluding that our internal control over financial reporting in the relevant time period is effective. If management or our independent auditors ultimately determine that our internal control over financial reporting is not effective in future periods, our stock price could decline and we could be subject to investigations or sanctions by regulatory authorities, which could have a negative impact on our business.

We are a holding company with no operations of our own and depend on our subsidiaries for revenue.

We are a holding company with no significant assets other than our equity interests in BMP China and Wanwei. We rely on dividends, loans and other payments to us by BMP China, Wanwei and any other future acquired entities in China. As of September 30, 2006, we had an accumulated deficit of approximately $13.9 million. Accordingly, our ability to make payments on indebtedness we may incur and to distribute dividends to our stockholders is dependent on the earnings, and the distribution of funds from, our subsidiaries. However, BMP China and Wanwei have incurred significant operating losses since their inceptions. If these losses continue, we will not be able to pay dividends or service any debt that we may incur. In addition, if BMP China, Wanwei or any future subsidiaries incur indebtedness of their own in the future, the instruments governing such indebtedness could restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to make payments on indebtedness we may incur and to distribute dividends to our stockholders.

In addition, our corporate structure may restrict the distribution of dividends to our stockholders since Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. According to these standards and regulations, BMP China and Wanwei are, and any future subsidiaries will be, required to set aside a portion of their after-tax profits to maintain certain reserve funds that may not be distributed as cash dividends.

Back to Contents

Risks Relating to Doing Business in China

We face increased risks of doing business due to the extent of our operations in China.

Our operating subsidiaries, BMP China and Wanwei, are organized and located in China. China currently is transitioning to a market-developed socialist economy. There are significant political and economic tensions resulting from this transition that could affect the business environment in China. Our efforts to expand into China pose special risks that could adversely affect our business. Doing business in China also will subject us to the customary risks of doing business in foreign countries. These risks include, among others, the effects of:

•	fluctuations in foreign currency exchange rates and controls;
•	competitive disadvantages to established foreign businesses with significant current market share and business and customer relationships;
•	nationalization;
•	tax and regulatory policies of local governments and the possibility of trade embargoes;
•	political instability, war or other hostilities; and
•	laws and policies of the United States and China affecting foreign trade and investment.

Any of these risks could cause significant interruptions in our distribution and other operations, which would adversely affect our ability to conduct business in China and our financial condition, results of operations and business.

Fluctuations in the Chinese Renminbi could adversely affect our results of operations.

Substantially all of our revenues, profits, cash flows and assets have been, and we expect will continue to be, derived in China and be denominated in Chinese currency, or RMB. The value of the RMB, which is controlled and adjusted periodically by the Chinese government, fluctuates and is subject to changes in the political and economic conditions in China. On July 21, 2005, China increased the value of the RMB by 2.1% to RMB 8.11 to the dollar and announced that the RMB would no longer be pegged to the United States dollar, but would be allowed to float in a band (and, to a limited extent, increase in value) against a basket of foreign currencies. On December 31, 2006, the exchange rate of United States dollar to RMB is approximately 1 to 7.82. Any devaluation of the RMB could adversely affect the value of our common stock in foreign currency terms because we will receive substantially all of our revenues in RMB. Fluctuations in exchange rates also could adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends. In addition, a devaluation of the RMB is likely to increase the portion of our cash flow required to satisfy any foreign currency denominated obligations.

Government control of currency conversion could adversely affect our operations and financial results.

Substantially all of our revenues are in RMB, which currently is not a freely convertible currency. Any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside of China or to make dividend payments in United States dollars. Under China’s existing foreign exchange regulations, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside of China without the prior approval of China’s State Administration of Foreign Exchange. Foreign exchange transactions under our capital account, including foreign currency-denominated borrowings from Chinese or foreign banks and principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. In the future, the Chinese government may take measures at its discretion to restrict access to foreign currencies for current account transactions if foreign currencies become scarce in China. We may be unable to pay dividends in United States dollars or other foreign currencies to our stockholders if the Chinese government restricts access to foreign currencies for current account transactions.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to our corporate structure.

Substantially all of our operations are conducted in China and substantially all of our revenues are generated in China. As wholly foreign-owned enterprises, BMP China and Wanwei are required to establish reserve funds and staff and workers’ bonus and welfare funds, each of which is appropriated from net profit after taxation but before dividend distributions in accordance with Chinese law. BMP China is required to allocate at least 10% of their net profits to the reserve fund until the balance of this fund has reached 50% of BMP China’s or Wanwei’s registered capital, which, as of December 31, 2006, was approximately $2.5 million and $2.4 million, respectively.

In addition, the profit available for distribution from our Chinese subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future and limitations on distributions of the profits of BMP China and Wanwei could negatively affect our financial condition and assets, even if our GAAP financial statements indicate that our operations have been profitable.

We may be restricted in our ability to transfer funds to our Chinese operating subsidiaries, which may restrict our ability to act in response to changing market conditions.

Any transfer by us of funds to our Chinese subsidiaries through a stockholder loan and the capacity for our Chinese subsidiaries to obtain an RMB loan secured by us or other foreign institutions are subject to registration with China’s State Administration of Foreign Exchange. If the sum of the aggregated medium-term and long-term external debts, the outstanding short-term external debts and RMB loans secured by foreign institution(s) of a Chinese subsidiary is less than the difference between its total investment amount and its registered capital, the Chinese subsidiary is required to apply to the appropriate examination and approval authority to increase its total investment amount. Accordingly, any transfer of funds from us, directly or indirectly, to any of our Chinese subsidiaries by means of increasing its registered capital is subject to approval by the appropriate examination and approval authorities in China. This limitation on the free flow of funds between us and our Chinese subsidiaries may restrict our ability to react to changing market conditions.

Back to Contents

China’s economic, political and social conditions, and its government policies, could adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are derived in China. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including:

•	level of government involvement;
•	economic structure;
•	allocation of resources;
•	level of development;
•	inflation rates;
•	growth rate; and
•	control of foreign exchange.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

A slow-down of the Chinese economy could adversely affect our growth and profitability.

Our financial results have been, and are expected to continue to be, affected by conditions in the Chinese economy and pharmaceutical industry. Although the Chinese economy has grown significantly in the past decade, there can be no assurance that this growth will continue or that any slow-down will not have a negative impact on our business.

The legal system in China has inherent uncertainties that could limit the legal protections available to us.

We currently conduct our business primarily through our wholly-owned operating subsidiaries, BMP China and Wanwei, and expect in the future to conduct our business through BMP China, Wanwei and other subsidiaries organized in China that we acquire, which are and will be organized in China. These subsidiaries generally are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated entities in China to honor their service agreements with us. Chinese law governs almost all of these agreements, and disputes arising out of these agreements are expected to be decided by arbitration in China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, China may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations.

We have limited business insurance coverage in China.

The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit and/or proceeding is brought against us and we are unable to pay a judgment rendered against us and/or defend ourselves against such action, suit and/or proceeding, our business, financial condition and operations could be negatively affected.

Any future outbreak of health epidemics, such as Severe Acute Respiratory Syndrome, or SARS, Asian Influenza, or Asian Bird Flu, or any other epidemic in China could have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other Asian countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. In addition, recent outbreaks of the Asian Bird Flu have occurred throughout Asia. Outbreaks of SARS, Asian Bird Flu or any other epidemic in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For example, a new outbreak of SARS, Asian Bird Flu or any other epidemic likely would reduce the level of economic activity in affected areas, which may lead to a reduction in our revenue if our clients cancel existing contracts or defer future expenditures. In addition, health or other government regulations may require temporary closing of our offices, or the offices of our customers or partners, which would severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Back to Contents

Risks Relating to Pharmaceutical Distribution in China and Wanwei

The absence of express laws and regulations in China regarding foreign investment in China’s pharmaceutical distribution sector may cause uncertainty.

Pursuant to China’s Administrative Measures on the Foreign Investment in Commercial Sector, as of December 11, 2004, foreign enterprises are permitted to establish or invest in wholly foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China subject to the implementation of relevant regulations. However, no specific regulation in this regard has been promulgated to date. If specific regulations are not promulgated, or if any promulgated regulations contain clauses that will cause an adverse impact to our current and future acquisitions in China, our operations and business strategy will be adversely affected.

Wanwei may be unable to obtain renewals of necessary pharmaceutical distribution permits.

Under Chinese law, all pharmaceutical wholesale and retail enterprises engaging in the pharmaceutical distribution business must obtain a pharmaceutical distribution permit, and must comply with China’s GSP standards and obtain a GSP certificate. Both the permit and certificate are valid for five years and are subject to renewal and reassessment by the relevant Chinese authorities, and the standards of compliance required in relation thereto may from time to time be subject to change. Any changes in compliance standards, or any new laws or regulations that prohibit or render it more restrictive for Wanwei or other pharmaceutical distribution enterprises we may acquire in the future to conduct their business or that increase their compliance costs may adversely affect their or our operations and profitability.

Wanwei has previously obtained a GSP certificate and pharmaceutical distribution permit. Wanwei’s GSP certificate will expire on April 3, 2008 and its pharmaceutical distribution permit will expire on February 2, 2010. Although we do not believe that Wanwei will be unable to obtain renewals of its GSP certificate and pharmaceutical distribution permit in the future, its ability to do so is primarily outside of its or our control. Any failure by Wanwei to obtain renewals of its GSP certificate or pharmaceutical distribution permit may have a material adverse effect on its operations by restricting its ability to carry out its pharmaceutical distribution business, among other things.

Price control regulations may decrease our profitability.

The prices of certain medicines Wanwei distributes, including those listed in the Chinese government’s catalogue of medications that are reimbursable under China’s social insurance program, or the Insurance Catalogue, are subject to control by the relevant state or provincial price administration authorities. In practice, price control with respect to these medicines sets a ceiling on their retail price. The actual price of such medicines set by manufacturers, wholesalers and retailers cannot historically exceed the price ceiling imposed by applicable government price control regulations. Although, as a general matter, government price control regulations have resulted in drug prices tending to decline over time, there has been no predictable pattern for such decreases.

Revenues from products distributed by Wanwei that are subject to price controls accounted for a total of approximately 66% and 70% of Wanwei’s total revenues in the years ended December 31, 2004 and 2005. Hence, the prices of these medicines could not be increased at Wanwei’s discretion above the price ceiling without prior government approval. It is uncertain whether Wanwei would be able to obtain the necessary approvals to increase the prices of these medicines. This could affect Wanwei’s ability to maximize its profits or to profitably sell these products.

The bidding process with respect to the purchase of pharmaceutical products may lead to reduced revenue.

Chinese regulations require non-profit medical organizations established in China to implement bidding procedures for the purchase of drugs. It is intended that the implementation of a bidding purchase system will be extended gradually and will cover, among other drugs, those drugs consumed in large volume and commonly used for clinical uses. Pharmaceutical wholesalers must have the due authorization of the pharmaceutical manufacturers in order to participate in the bidding process. If, for the purpose of reducing the bidding price, pharmaceutical manufacturers participate in the bidding process on their own and enter into purchase and sales contracts with medical organizations directly without authorizing a pharmaceutical distributor, the revenue of Wanwei or any other subsidiaries that we may acquire in the future, whose main business is pharmaceutical distribution, may be adversely affected.

Even though Wanwei has established long-term business relationships with many medical organizations, if a pharmaceutical manufacturer whose products we do not distribute is awarded a contract under the bidding process, the medical organization that initiated the bidding process will be restricted under its agreement with the winning bidder from purchasing similar products from Wanwei.

If the medicines Wanwei distributes are replaced by other medicines or are removed from China’s Insurance Catalogue in the future, Wanwei’s revenue may suffer.

Under Chinese regulations, patients purchasing medicines listed by China’s state and/or provincial governments in the Insurance Catalogue may be reimbursed, in part or in whole, by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicines listed in the Insurance Catalogue. Currently, the main products that Wanwei distributes are listed in the Insurance Catalogue. The content of the Insurance Catalogue is subject to change by the Ministry of Labor and Social Security of China, and new medicines may be added to the Insurance Catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the Insurance Catalogue. If the medicines Wanwei distributes are replaced by other medicines or removed from the Insurance Catalogue in the future, Wanwei’s revenue may suffer.

Back to Contents

Risks Relating to Our Common Stock

Sales of substantial amounts of our common stock in the public market could depress the market price of our common stock.

Since August 10, 2006, our common stock has been traded on the NASDAQ Capital Market. If our stockholders sell substantial amounts of common stock in the public market, including common stock issuable upon the exercise of outstanding warrants and options, or the market perceives that such sales may occur, the market price of our common stock could fall and we may be unable to sell our common stock in the future. We had 26,531,027 shares of common stock outstanding as of January 2, 2007. Approximately 8,640,834 of these outstanding shares are held by Abacus, who may be deemed to be our “affiliate“ as that term is defined under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and would be subject to Rule 144. After this offering, we will have outstanding 26,522,868 shares of common stock based on the number of shares outstanding as of January 2, 2007. This includes 3,333,306 shares that are being registered under this registration statement, all of which, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be resold in the public market immediately upon the registration statement of which this prospectus is a part becoming effective. We also are registering under the registration statement of which this prospectus is a part for resale by the selling stockholders 1,116,611 shares issuable upon the exercise of warrants. Sales of substantial amounts of our common stock over limited time periods would likely materially decrease the market price of our common stock.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing corporate decisions, such as significant corporate transactions and the election and replacement or removal of directors and management, and may also result in conflicts of interest that could cause our stock price to decline.

As of February 1, 2007, Abacus beneficially owned or controlled approximately 32.6% of our outstanding shares of common stock. If Abacus were to act on its own, it likely could control the outcome of corporate actions requiring stockholder approval, including the election, replacement or removal of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions, and by virtue of its ability to control the board of directors could control and influence management composition. Abacus may have different interests than other stockholders. For example, Abacus could act to delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders, could prevent or frustrate attempts to replace or remove current management, or Abacus could pursue strategies that are different from the wishes of other investors. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Our common stock may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	announcements concerning our competitors or the pharmaceutical distribution industry in general;
•	rate of sales and customer acceptance;
•	changing factors related to doing business in China;
•	interruption of supply or changes in our agreements with manufacturers or distributors;
•	new regulatory pronouncements and changes in regulatory guidelines and timing of regulatory approvals;
•	general and industry-specific economic conditions;
•	additions to or departures of our key personnel;
•	variations in our quarterly financial and operating results;
•	changes in market valuations of other companies that operate in our business segments or in our industry;
•	lack of adequate trading liquidity;
•	announcements about our business partners;
•	changes in accounting principles; and
•	general market conditions.

The market prices of the securities of early-stage companies, particularly companies like ours without consistent product revenues and earnings, could be highly volatile. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

Back to Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” and “Risk Factors,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements herein include, among others, statements relating to:

•	our business strategy;
•	our potential acquisition of a majority interest in Rongheng;
•	competition in the Chinese pharmaceutical distribution industry and our ability to compete;
•	our belief regarding the significance of our acquisition of Wanwei;
•

our belief that a significant opportunity exists to obtain an increased market share in the Chinese pharmaceutical marketing and distribution markets by offering a distribution chain solution that combines our market development services with market fulfilment services;

•	our expectation to continue to incur significant and increasing operating expenses and capital expenditures;
•	our expectation that substantially all of our revenues, profits, cash flows and assets will continue to be derived in China and be dominated in Chinese currency;
•	our belief regarding the significance of brand recognition;
•	our ability to renew any GSP certificate or any pharmaceutical distributor permit to conduct business as a pharmaceutical distributor or to maintain this certificate or permit;
•	our expectation that we may incur operating losses for the foreseeable future;
•	our future financial and operating results;
•	the dependence of our future success on obtaining additional promotional and market research agreements and licensing rights for China and on acquiring additional distribution companies;
•	our ability to fund our current level of operations for the next twelve months through our cash and cash equivalents;
•	expected timing of the closing of the GPC joint venture transaction;
•	the board composition of reogarnized GPC;
•	our expectation regarding our Exchange Act reporting obligations; and
•	any other statements regarding matters not of historical fact.

The words “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements involve known and unknown risks, uncertainties and achievements, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and projections of the future about which we cannot be certain. Many factors affect our ability to achieve our objectives, including:

•	delays in entering into, or our inability to enter into definitive documents to acquire a majority interest in Rongheng;
•	difficulties in acquiring complementary businesses or in integrating acquired businesses;
•	our inability to obtain additional capital when necessary;
•	delays in product introduction and marketing or interruptions in supply;
•	a decrease in business from our major clients;
•	our inability to compete successfully against new and existing competitors or to leverage our marketing capabilities with our distribution capabilities;
•	adverse economic, political or social conditions in China;
•	our inability to renew our GSP certificate or our pharmaceutical distributor permit to conduct business as a pharmaceutical distributor or to maintain this certificate and permit;
•	our inability to manage our growth effectively;
•	our inability to attract and retain key personnel;
•	our inability to effectively market our services or obtain and maintain arrangements with manufacturers; and
•	a slowdown in the Chinese economy.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. In addition, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. We may not update these forward-looking statements, even though our situation may change in the future.

Back to Contents

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

Back to Contents

THE SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership by the selling stockholders listed below of shares of our common stock as of January 2, 2007. The shares of our common stock offered hereby includes, unless otherwise indicated, the shares of our common stock, including the shares of our common stock issuable upon exercise of warrants, that were purchased by the selling stockholders in our private placement of securities in December 2006 (the “December 2006 Private Placement”).

The following table assumes that the selling stockholders will sell all of the shares of our common stock offered by them in this offering. However, the selling stockholders may offer all or some portion of our shares of common stock or any shares of common stock issuable upon exercise of outstanding options or warrants held by them. Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders upon termination of sales pursuant to this prospectus. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

As of January 2, 2007, there were 26,522,868 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options and warrants, currently exercisable or exercisable within 60 days of January 2, 2007, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the selling stockholders have the sole power to direct the voting and investment over shares owned by them. Unless otherwise indicated, warrants were acquired in the December 2006 Private Placement.

	Shares of Common Stock Beneficially Owned Prior to the Offering				Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned		Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class

Abacus Investment Ltd	8,807,484	(1)	32.99%	999,975	7,807,509	29.24%
Les Baledge	1,192,684	(2)	4.49%	319,992	872,692	3.28%
Strata Fund LP	486,245	(3)	1.83%	279,725	206,520	*
Artis Microcap Fund LP	469,430	(4)	1.77%	266,662	202,768	*
Artis Microcap Master Fund LP	470,540	(5)	1.77%	266,662	203,878	*
TVI Corporation	996,162	(6)	3.75%	266,662	729,500	2.75%
Strata-Karsh Capital Ltd	135,197	(7)	*	135,197	0	*
JMG Capital Partners LP	133,330	(8)	*	133,330	0	*
JMG Triton Offshore Fund Ltd	133,330	(9)	*	133,330	0	*
Millenium Partners, LP	119,998	(10)	*	119,998	0	*
Booth & Co.	114,566	(11)	*	114,566	0	*
Cardinal Bear LLC	106,664	(12)	*	106,664	0	*
Fred C. Applegate Trustee Fred C Applegate U/A 10/8/92	299,997	(13)	1.13%	99,997	200,000	*
Bost & Co	93,000	(14)	*	93,000	0	*
Strata-Karsch Capital II LP	69,331	(15)	*	69,331	0	*
Linerbrook & Co	112,440	(16)	*	112,440	0	*
Asgard Partner LP	93,391	(17)	*	53,332	40,059	*
Gus Blass II	376,662	(18)	1.42%	53,332	323,330	1.22%
Honorable Anthony Trevor Samuel Montagu	83,332	(19)	*	53,332	30,000	*
William Scott and Karen Kaplan Living Trust dated 3/17/04 William Scott and Karen Kaplan Trustees	459,993	(20)	1.73%	53,332	406,661	1.53%
Hyon Ja Hwang	39,999	(21)	*	39,999	0	*
Edward L. Fenimore	26,666	(22)	*	26,666	0	*
Elkhorn Partners LP	119,666	(23)	*	26,666	93,000	*
Endla K. Anday, Jennifer A Creed and James P Creed II JT WROS	55,122	(24)	*	26,666	28,456	*

Back to Contents

	Shares of Common Stock Beneficially Owned Prior to the Offering					Shares of Common Stock Beneficially Owned After the Offering

Selling Stockholder	Number of Shares Beneficially Owned		Percent of Class		Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class

NFS/FMTC Cust FBO Annemie Deruytter IRA	61,666	(25)		*	26,666	35,000		*
Nite Capital LP	26,666	(26)		*	26,666	0		*
Patricia McDermott	46,666	(27)		*	26,666	20,000		*
Vincent Piazza	76,664	(28)		*	26,666	49,998		*
Kathleen A. Tornetta	35,333	(29)		*	13,333	22,000		*
Paul J. Goldberg, Penny J. Goldberg JT WROS	56,943	(30)		*	13,333	45,832		*
Strata – Karsch Capital I LP	6,133	(31)		*	6,133	0		*
Strata – Serena Ltd	4,799	(32)		*	4,799	0		*
Strata Offshore Fund	7,894	(33)		*	4,799	3,095		*
Robert Fisk	368,944	(34)	1.37%		209,781	159,163		*
James Allsopp	131,146	(35)		*	73,063	58,083		*
Kevin Hamilton	128,400	(36)		*	54,062	74,338		*
Sean McDermott	123,345	(37)		*	49,592	73,753		*
Peter Jacobs	54,156	(38)		*	22,688	31,468		*
Robert Jacobs	102,834	(39)		*	15,125	87,709		*
Bernadette Pucillo	33,000	(40)		*	10,000	23,000		*
Paul Smith	23,648	(41)		*	6,188	17,460		*
Brinton Frith	3,300	(42)		*	2,750	550		*
Frank Campbell III	241,738	(43)		*	2,063	239,675		*
Meghan Hamilton	4,920	(44)		*	2,000	2,920		*
Karen Spataccino	6,000	(45)		*	2,000	4,000		*
Robert Schmauk	6,409	(46)		*	688	5,721		*
*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)

Includes 166,650 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Philip Embiricos, Ning Ning Chang, Robert Mulderig, Deanna Didyk, Sir John Craven and John F. Turben are the natural persons with voting and investment control over these shares.

(2)	Includes 53,328 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(3)

Includes 46,417 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Steve Bardack is the natural person with voting and investment control over these shares.

(4)

Includes 44,440 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Stuart Peterson is the natural person with voting and investment control over these shares.

(5)

Includes 44,440 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Stuart Peterson is the natural person with voting and investment control over these shares.

(6)

Includes 44,440 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Daniel Harrington and Tinkham Veale are the natural persons with voting and investment control over these shares.

(7)

Includes 22,531 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Steve Bardack is the natural person with voting and investment control over these shares.

(8)

Includes 22,220 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Jonathan M. Glaser is the natural person with voting and investment control over these shares.

(9)

Includes 22,220 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Jonathan M. Glaser and Daniel A. David are the natural persons with voting and investment control over these shares.

(10)

Includes 19,998 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Israel A. Englander is the natural person with voting and investment control over these shares.

(11)

Includes 19,100 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Theodore H. Ashford is the natural person with voting and investment control over these shares.

(12)

Includes 17,776 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Michael F. Baxter is the natural person with voting and investment control over these shares.

(13)

Includes 16,665 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Fred Applegate is the natural person with voting and investment control over these shares.

Back to Contents

(14)

Includes 15,500 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Theodore H. Ashford is the natural person with voting and investment control over these shares.

(15)

Includes 11,554 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Steve Bardack is the natural person with voting and investment control over these shares.

(16)

Includes 18.740 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Theodore H. Ashford is the natural person with voting and investment control over these shares.

(17)

Includes 8,888 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Ron Silverton and Todd M. Binder are the natural persons with voting and investment control over these shares.

(18)	Includes 8,888 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(19)	Includes 8,888 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(20)

Includes 8,888 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. William Scott and Karen Kaplan are the natural persons with voting and investment control over these shares.

(21)	Includes 6,666 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(22)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(23)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Alan S. Parsow the natural person with voting and investment control over these shares.
(24)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(25)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(26)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(27)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(28)	Includes 4,444 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(29)	Includes 2,222 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(30)	Includes 2,222 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby.
(31)	Includes 1,022 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Steve Bardack is the natural person with voting and investment control over these shares.
(32)	Includes 800 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Steve Bardack is the natural person with voting and investment control over these shares.
(33)	Includes 800 shares of common stock issuable upon the exercise of warrants, all of which are offered hereby. Steve Bardack is the natural person with voting and investment control over these shares.
(34)	Includes 350,162 shares of common stock issuable upon the exercise of warrants, of which 209,781 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(35)	Includes 95,969 shares of common stock issuable upon the exercise of warrants, of which 73,063 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(36)	Includes 111,900 shares of common stock issuable upon the exercise of warrants, of which 54,062 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(37)	Includes 113,345 shares of common stock issuable upon the exercise of warrants, of which 49,592 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(38)	Includes 22,688 shares of common stock issuable upon the exercise of warrants, all of which were acquired in the December 2006 Private Placement and are offered hereby.
(39)	Includes 49,284 shares of common stock issuable upon the exercise of warrants, of which 15,125 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(40)	Includes 19,000 shares of common stock issuable upon the exercise of warrants, of which 10,000 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(41)	Includes 6,188 shares of common stock issuable upon the exercise of warrants, all of which were acquired in the December 2006 Private Placement and are offered hereby.
(42)	Represents 3,300 shares of common stock issuable upon the exercise of warrants, of which 2,750 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(43)	Includes 3,328 shares of common stock issuable upon the exercise of warrants, of which 2,063 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(44)	Includes 2,000 shares of common stock issuable upon the exercise of warrants, all of which were acquired in the December 2006 Private Placement and are offered hereby.
(45)	Includes 5,000 shares of common stock issuable upon the exercise of warrants, of which 2,000 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.
(46)	Includes 1,321 shares of common stock issuable upon the exercise of warrants, of which 688 shares underlying warrants were acquired in the December 2006 Private Placement and are offered hereby.

Back to Contents

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, “selling stockholders” includes transferees, donees, pledgees, or other successors-in-interest to the named selling stockholders. The selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered by this prospectus from time to time:

•	directly; or
•

through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling stockholder or from the purchasers of the shares for whom such underwriters, broker-dealers, or agents may act as agent.

The shares may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;
•	prevailing market prices at the time of sale;
•	varying prices determined at the time of sale; or
•	negotiated prices.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, including the NASDAQ Capital Market;
•	in the over-the-counter market;
•	otherwise than on such exchanges or services or in the over-the-counter market; or
•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares of our common stock in the course of hedging their positions. The selling stockholders may also sell the shares of our common stock short and deliver shares of our common stock to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell the shares. The selling stockholders may pledge or grant a security interest in some or all of the shares of our common stock owned by it, and, upon a default in performance of the secured obligation, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus.

To our knowledge, there currently are no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders. The selling stockholders may determine not to sell any or all of the shares offered by it pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer the shares by other means not described in this prospectus. In this regard, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, upon being notified by the selling stockholders that any material arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer, the name of the selling stockholders and of the participating agent, underwriter or broker-dealer, specific shares to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.

The outstanding shares of our common stock are quoted on the NASDAQ Capital Market under the symbol “BJGP.”

In order to comply with the securities laws of some states, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders and any broker and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Any selling stockholder who is deemed an underwriter within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include Regulation M, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any such other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares of our common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

Back to Contents

We will bear all costs, expenses and fees in connection with the registration of shares of our common stock, including shares issuable upon the exercise of warrants, to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares of our common stock. In addition, the selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving the sales of shares of our common stock against some liabilities, including liabilities arising under the Securities Act.

Subject to our compliance with the Securities Act and the rules of any trading market on which shares of our common stock trade, we will maintain the effectiveness of the registration statement of which this prospectus forms a part until December 2008, at which time, unless purchased by one of our “affiliates” as that term is defined in Rule 144 under the Securities Act, the substantial majority of the shares covered by this prospectus will be freely tradable pursuant to Rule 144(k) under the Securities Act. However, we may determine in our sole discretion to suspend the use of this prospectus or to cause the registration statement to no longer be effective at any time and from time to time, including whenever we are required to update the prospectus in accordance with the Securities Act. We also may not be able to maintain effectiveness of the registration statement of which this prospectus forms a part. If use of the prospectus is suspended or the registration statement of which this prospectus forms a part, once effective, ceases at any time to continue to be effective, the selling stockholders would not be able to offer and resell or otherwise transfer the shares covered by this prospectus pursuant to the registration statement.

Back to Contents

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. As of January 2, 2007, there were 26,522,868 shares of our common stock outstanding, outstanding options to purchase 1,668,000 shares of our common stock, and outstanding warrants to purchase 1,640,844 shares of our common stock.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available thereof at such time and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not to subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of our common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of any liquidation preference of any outstanding preferred stock. Each outstanding share of our common stock is, and all shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Options

As of January 2, 2007, options to purchase a total of 1,668,000 shares of our common stock were outstanding and options to purchase 812,000 additional shares of our common stock were available for future grant under our 2004 Stock Incentive Plan.

Warrants

As of January 2, 2007, there were outstanding warrants to purchase up to 1,640,844 shares of our common stock at exercise prices between $1.15 and $5.625 per share that expire between April 2009 and December 2011.

Antitakeover Effects of Provisions of our Certificate of Incorporation and Bylaws and under Delaware Law

Our bylaws provide that only the Chairman of our board of directors or a majority of the members of our board of directors may call a special meeting of stockholders. Our bylaws also establish procedures, including advance notice, with regard to the nomination of directors and stockholder proposals. These provisions of the bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. Such provisions also may have the effect of preventing changes in our management.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to the business combination, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned:

•	by persons who are directors and also officers;
•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•

at or after the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

In general, the Delaware General Corporation Law defines an interested stockholder as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiaries of the corporation) that beneficially owns 15% or more of the outstanding voting stock of the corporation or any entity or person that is an affiliate or associate of such entity or person.

The Delaware General Corporation Law generally defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the aggregate market value of all the assets of the corporation or its majority-owned subsidiary that involves the interested stockholder;

Back to Contents

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Florida Atlantic Stock Transfer, Inc., whose address is 7130 Nob Hill Road, Tamarac, Florida 33321, and whose phone number is (954) 726-4954.

Listing

Since August 10, 2006, our common stock has been traded on the NASDAQ Capital Market under the trading symbol “BJGP.” From February 22, 2006 to August 9, 2006, our common stock was quoted on the Over-the-Counter Bulletin Board under the trading symbol “BJGP.OB.” Prior to that, our common stock was quoted on the Pink Sheets under the symbol “BJGP.PK.” On February 1, 2007, the last reported sale price of our common stock on NASDAQ was $9.20 per share. Since July 2005, we have been subject to the reporting requirements of the Exchange Act.

Back to Contents

EXPERTS

The financial statements of Beijing Med-Pharm Corporation and Subsidiary, Beijing Med-Pharm Market Calculating Co. Ltd., as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Grant Thornton, Hong Kong, an independent registered public accounting firm, as stated in its reports appearing herein. These financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Beijing Wanwei Pharmaceutical Co. Ltd.’s financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Grant Thornton, Hong Kong, an independent registered public accounting firm, as stated in its reports appearing herein. These financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the validity of shares of the common stock being offered hereby will be passed on for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. One of our selling stockholders named in this prospectus, Charles G. Lubar, who beneficially owns 21,739 shares of our common stock, is a partner at Morgan, Lewis & Bockius LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to offers and resales of shares of our common stock by the selling stockholders identified in this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and its exhibits and schedules. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates.

We are required to comply with the information requirements of the Exchange Act. Accordingly, we file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and other information with the SEC.

You can read the registration statement and our other filings with the SEC over the Internet at the SEC’s website at http://www.sec.gov. You also may read and copy any document that we file with the SEC at its public reference room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You also may obtain copies of the documents at prescribed rates by contacting the Public Reference Room of the SEC at (202) 551-8090. Please call the SEC at (202) 551-8090 for further information on the operation of the public reference room.

INFORMATION INCORPORATED BY REFERENCE

The SEC requires us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the sale of all the shares covered by this prospectus.

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2005;
(2)	Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;
(3)

Our Current Reports on Form 8-K filed with the SEC on December 9, 2005 (as amended by Form 8-K/A filed with the SEC on January 27, 2006), January 26, 2006, August 24, 2006, December 21, 2006 and January 30, 2007; and

(4)

The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 9, 2006 to register our common stock under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Back to Contents

Beijing Med-Pharm Corporation

600 W. Germantown Pike, Suite 400

Plymouth Meeting, Pennsylvania 19462

Attn: Fred M. Powell, Chief Financial Officer

Telephone: (610) 940-1675

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

4,449,917 Shares

BEIJING MED-PHARM CORPORATION

Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance and distribution of the common stock being registered. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$3,123.49
Legal fees and expenses	25,000.00
Accounting fees and expenses	6,000.00
Printing and engraving expenses	10,000.00
Miscellaneous	1,000.00

Total	$45,123.49

No portion of these costs and expenses will be borne by the selling stockholders.

Item 15.	Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation contains a provision that eliminates the personal liability of the registrant’s directors for monetary damages for any breach of fiduciary duty as a director. This provision, however, does not eliminate a director’s liability:

•	for any breach of the director’s duty of loyalty to the registrant or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
•	under Section 174 of the Delaware General Corporation Law; or
•	for a transaction from which the director derived an improper personal benefit.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation provides that it shall indemnify any and all persons whom it has the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Business Corporation Law, and the indemnification provided for in the certificate of incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Further, the registrant’s bylaws provide that it shall indemnify its officers and directors upon a determination by a majority of the board of directors who were not parties to such action, by independent legal counsel in a written opinion or by the stockholders that the person seeking indemnification has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and had no reasonable cause to believe such person’s conduct was unlawful. Any expense incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the registrant.

The registrant may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the registrant similar to those conferred to directors and officers of the registrant as described above.

The registrant has insurance policies providing for indemnification of officers and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.	Exhibits.

Exhibit Number	Description

5.1	Opinion of Morgan, Lewis & Bockius LLP**

23.1	Consent of Grant Thornton, Hong Kong*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)**

24.1	Power of Attorney**

*	Filed herewith.
**	Previously filed.

Item 17	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(iii)

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iiii)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however , that:

Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(iii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at the date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registrant’s statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Plymouth Meeting, in the Commonwealth of Pennsylvania on February 2, 2007.

Beijing Med-Pharm Corporation (Registrant)
February 2, 2007	By:	/s/ DAVID GAO

Name: David Gao
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID GAO	President, Chief Executive Officer and Director (Principal Executive Officer)	February 2, 2007

David Gao

/S/ FRED M. POWELL	Chief Financial Officer (Principal Financial and Accounting Officer)	February 2, 2007

Fred M. Powell

*	Chairman of the Board of Directors	February 2, 2007

Martyn D. Greenacre

*	Director	February 2, 2007

Michel Y. de Beaumont

*	Director	February 2, 2007

Jack M. Ferraro

*	Director	February 2, 2007

Frank J. Hollendoner

*	Director	February 2, 2007

Albert Yeung

*	Director	February 2, 2007

John W. Stakes, M.D.

*By:	/S/ FRED M. POWELL

Fred M. Powell Attorney in-Fact

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Morgan, Lewis & Bockius LLP**

23.1	Consent of Grant Thornton, Hong Kong*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)**

24.1	Power of Attorney**

*	Filed herewith.
**	Previously filed.